FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of:    April     , 2003

Commission File Number    0-27322

Mountain Province Diamonds Inc.
(Translation of registrant's name into English)

Suite 212, 525 Seymour Street, Vancouver, British Columbia, Canada V6B 3H7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Empire Towers I 3633 E. Inland Empire Blvd., Suite 465 Ontario, CA 91764 Phone: (909) 466-1411 Fax: (909) 466-1409 http://www.mountainprovince.com e-mail: mtnprovinvrel@worldnet.att.net

NEWS RELEASE
April 3, 2003		OTCBB: MPVI
TSX: MPV

MOUNTAIN PROVINCE DIAMONDS INC. REPORTS MODELED REVENUES
PER TONNE FOR THE HEARNE AND 5034 DIAMOND PIPES

Mountain Province Diamonds Inc., (the Company) is pleased to announce that it has received from its joint-venture partner De Beers Canada Exploration Inc. (De Beers Canada), a wholly-owned subsidiary of De Beers Consolidated Mines Limited (De Beers), modeled revenue per tonne and grade estimates for the 5034 and Hearne diamond pipes. The average value per carat for the 5034 pipe is in line with, if not slightly less than, the decrease in diamond prices since September 11, 2001 while that for the Hearne pipe experienced a larger drop. It has now definitely been confirmed that a sub-population of high quality, top color diamonds exists in both the 5034 and Hearne pipes. De Beers will now update the desk-top study, an estimate of the project’s internal rate of return, and present the results to the Company later in April. The 5034 and Hearne kimberlite pipes are two of the largest and have the two highest values of the five diamondiferous bodies in the cluster at Kennady Lake, located within the joint-venture’s AK leased claims in the Northwest Territories of Canada.

As was mentioned in the April 24, 2002 news release, De Beers completed the winter 2002 bulk sample program of the 5034 and Hearne pipes on April 20, 2002. The purpose of the bulk sampling program was to increase the available revenue information for these two pipes. Since revenue is determined by grade and diamond value, and since the two kimberlite pipes contain internal zones that vary in grade, it is important in this work to combine diamond grade estimates along with diamond revenue estimates. The large number of diamonds obtained in the 2002 program would increase the confidence in, and accuracy of, revenue modeling via an enhanced understanding of grade, diamond size and frequency distributions, and diamond values.

The 1,215 carats recovered from the 5034 pipe and the 1,174 carats recovered from the Hearne pipe as well as the diamonds recovered from the 1999 and 2001 bulk samples (all to a 1.5 mm lower cut-off) were all valued, based on the January 2003 diamond prices, at the Diamond Trading Company (DTC) in London. The De Beers Mineral Resource Department in Johannesburg has used these values for all three (1999, 2001, 2002) bulk samples to update the modeled revenue per carat for each pipe. It is important to note that production recovery factors, determined by De Beers, have been applied and that the commonly used commercial bottom cut-off recovery size screen with a 1.50 mm square mesh has been used. These diamond values were then combined with the updated grade information to give modeled revenue per tonne values.

The table shows the weighted average modeled grades, values per carat and revenues per tonne for the four lobes in the 5034 pipe and the various geologic zones in the Hearne pipe. The 5034 pipe has an indicated resource of 8.6 million tonnes and an inferred resource of 4.5 million tonnes, while Hearne has an indicated resource size of 5.5 million tonnes and an inferred resource of 1.6 million tonnes, all to a depth of 290 m below lake surface.

Pipe	Modeled Grade (Carats per tonne)	Modeled Values (US$ Carat)	Revenue per tonne (US$)
5034	1.67	62.70	104.70
Hearne	1.67	50.00	83.50

The previous valuation of the diamonds from the 1999 and 2001 bulk samples was in August 2001. After September 11, 2001, diamond prices decreased in value by an average of around 20% with more severe decreases in certain categories of diamonds according to industry sources. Since then De Beers has increased diamond prices twice and on average diamond prices are now nearly back to pre September 11, 2001 levels. Specifically, the January 2003 valuations of the 1999 and 2001 bulk sample diamonds were on average 5-6% less than the August 2001 valuations for the same diamonds.

The average modeled value per carat of US $62.70 for the 5034 pipe compares to the average value of US $65.50 based on the August 2001 price book, reported in December 2001. The drop is slightly less than the average drop in diamond values since then. The weighted average modeled grade for the 5034 pipe increased to 1.67 carats per tonne from 1.64 carats per tonne as reported in December 1999. The upper and lower limits for the value per carat modeling are ± 18% - 20%.

The average modeled value per carat of US $50.00 for the Hearne pipe compares to a value of US $63.30 based on the August 2001 values. The weighted average modeled grade for the Hearne pipe decreased to 1.67 carats per tonne from 1.71 carats per tonne as reported in December 1999. The upper and lower limits for the value per carat modeling are 18% and 16% respectively.

It has now definitely been confirmed by both De Beers and the Company’s consultant, Overseas Diamonds N.V., that a sub-population of high quality, top color diamonds exists in both the 5034 and Hearne pipes. The 3.4 carat diamond recovered from the Hearne pipe is such a diamond and has been valued at US $7,140. These diamonds represent a significant part of the total value of the diamonds even though they only represent a small fraction of the total number of diamonds.

De Beers this year used a De Beers group composite of a year’s production from kimberlite mines with wide ranges of production but similar dollar per carat values, in the value per carat modeling in the over two carat size range. The reason for this is that relatively speaking only a small number of over two carat diamonds were recovered from the Hearne and 5034 pipes and these diamonds have a wide range of values. This modeling technique models the shape of the revenue curves for the Hearne and 5034 pipes to be similar to the shape of the curves for a composite of producers above the two carat size range. This technique is slightly more conservative than the technique used previously but is more representative of an actual production scenario.

The revenue per tonne values will now be used in updating the desk-top study, which was originally reported in August 2000. The desk-top study is an estimate of the project’s internal rate of return (IRR) using estimated capital and mining costs and the modeled revenue per tonne values. De Beers is expected to present the results of the updated study to the Company later in April.

Mountain Province Diamonds Inc. is a diamond exploration and development company. The AK claims, located in the Northwest Territories of Canada are now held 44.1% by Mountain Province Diamonds Inc., 4.9% by Camphor Ventures (TSX-V:CFV), and 51% by De Beers Canada Exploration Inc. As reported in its news release on March 7th, 1997, Mountain Province Diamonds Inc. and its partner entered into a joint agreement with De Beers Canada Exploration Inc. formerly known as Monopros Ltd. (a wholly owned subsidiary of De Beers Consolidated Mines Limited) under which De Beers Canada Exploration Inc. has the right to earn up to a 60% interest in the AK property by taking the project to commercial production.

“Jan W. Vandersande”

Jan W. Vandersande, Ph.D.
President
This release may contain forward-looking statements, within the meaning of the “safe-harbor” provision of the Private Securities Litigation Reform Act of 1995, regarding the Company’s business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Company.

USA Office: 3633 E. Inland Empire Blvd., Suite 465, Ontario, CA 91764 (909) 466-1411
CANADA Office: 525 Seymour Street, Suite 212, Vancouver, B.C. V6B 3H7 (604) 687-0122
Web Site: www.mountainprovince.com E-mail: MtnProvInvRel@worldnet.att.net

     ONTARIO
BRITISH COLUMBIA
ALBERTA

FORM 53-901F (FORM 27)

MATERIAL CHANGE REPORT

SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 146(1) OF THE SECURITIES ACT (ALBERTA)
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)

Item 1.   Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

Mountain Province Diamonds Inc.
525 Seymour Street, Suite 212
Vancouver, B.C. V6C 1H2

Item 2.   Date of Material Change

April 3, 2003

Item 3.   Press Release

State the date and place(s) of issuance of the press release.

The Press Release dated April 3, 2003 was forwarded to the Toronto Stock Exchange and disseminated via Canada Stockwatch, and CCN Matthews and Business Wire.

A copy of the Press Release is attached as Schedule “A”.

Item 4.   Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced that it has received from its joint-venture partner De Beers Canada Exploration Inc. (De Beers Canada), a wholly-owned subsidiary of De Beers Consolidated Mines Limited (De Beers), modeled revenue per tonne and grade estimates for the 5034 and Hearne diamond pipes.

Item 5.   Full Description of Material Change

Supplement the summary required under item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

The description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely described examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on Section 85(2) of the Securities Act (B.C.), Section 75(3) of the Securities Act (Ontario) andequivalent sections of other jurisdictions

If the report is being filed on a confidential basis, state the reasons for such reliance. For B.C., refer to section 85(3) of the Act concerning the continuing obligations regarding reports filed under this subsection.

Not Applicable.

Item 7.   Omitted Information

Not Applicable.

Item 8.   Senior Officer

To facilitate any necessary follow-up by the Commission, give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom such senior officer may be contacted by the Commission.

Jan W. Vandersande
President
Tel: 1-909-466-1411

Item 9.   Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver this 4th day of April, 2003.

MOUNTAIN PROVINCE DIAMONDS INC.

Per:
/S/ “Pradeep Varshney”
Pradeep Varshney,
Chief Financial Officer

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

	SCHEDULE “A”	Empire Towers I 3633 E. Inland Empire Blvd., Suite 465 Ontario, CA 91764 Phone: (909) 466-1411 Fax: (909) 466-1409 http://www.mountainprovince.com e-mail: mtnprovinvrel@worldnet.att.net

	NEWS RELEASE	TSX: MPV
April 3, 2003		OTCBB: MPVI

MOUNTAIN PROVINCE DIAMONDS INC. REPORTS MODELED REVENUES
PER TONNE FOR THE HEARNE AND 5034 DIAMOND PIPES

Mountain Province Diamonds Inc., (the Company) is pleased to announce that it has received from its joint-venture partner De Beers Canada Exploration Inc. (De Beers Canada), a wholly-owned subsidiary of De Beers Consolidated Mines Limited (De Beers), modeled revenue per tonne and grade estimates for the 5034 and Hearne diamond pipes. The average value per carat for the 5034 pipe is in line with, if not slightly less than, the decrease in diamond prices since September 11, 2001 while that for the Hearne pipe experienced a larger drop. It has now definitely been confirmed that a sub-population of high quality, top color diamonds exists in both the 5034 and Hearne pipes. De Beers will now update the desk-top study, an estimate of the project’s internal rate of return, and present the results to the Company later in April. The 5034 and Hearne kimberlite pipes are two of the largest and have the two highest values of the five diamondiferous bodies in the cluster at Kennady Lake, located within the joint-venture’s AK leased claims in the Northwest Territories of Canada.

As was mentioned in the April 24, 2002 news release, De Beers completed the winter 2002 bulk sample program of the 5034 and Hearne pipes on April 20, 2002. The purpose of the bulk sampling program was to increase the available revenue information for these two pipes. Since revenue is determined by grade and diamond value, and since the two kimberlite pipes contain internal zones that vary in grade, it is important in this work to combine diamond grade estimates along with diamond revenue estimates. The large number of diamonds obtained in the 2002 program would increase the confidence in, and accuracy of, revenue modeling via an enhanced understanding of grade, diamond size and frequency distributions, and diamond values.

The 1,215 carats recovered from the 5034 pipe and the 1,174 carats recovered from the Hearne pipe as well as the diamonds recovered from the 1999 and 2001 bulk samples (all to a 1.5 mm lower cut-off) were all valued, based on the January 2003 diamond prices, at the Diamond Trading Company (DTC) in London. The De Beers Mineral Resource Department in Johannesburg has used these values for all three (1999, 2001, 2002) bulk samples to update the modeled revenue per carat for each pipe. It is important to note that production recovery factors, determined by De Beers, have been applied and that the commonly used commercial bottom cut-off recovery size screen with a 1.50 mm square mesh has been used. These diamond values were then combined with the updated grade information to give modeled revenue per tonne values.

The table shows the weighted average modeled grades, values per carat and revenues per tonne for the four lobes in the 5034 pipe and the various geologic zones in the Hearne pipe. The 5034 pipe has an indicated resource of 8.6 million tonnes and an inferred resource of 4.5 million tonnes, while Hearne has an indicated resource size of 5.5 million tonnes and an inferred resource of 1.6 million tonnes, all to a depth of 290 m below lake surface.

Pipe	Modeled Grade (Carats per tonne)	Modeled Values (US$ Carat)	Revenue per tonne (US$)
5034	1.67	62.70	104.70
Hearne	1.67	50.00	83.50

The previous valuation of the diamonds from the 1999 and 2001 bulk samples was in August 2001. After September 11, 2001, diamond prices decreased in value by an average of around 20% with more severe decreases in certain categories of diamonds according to industry sources. Since then De Beers has increased diamond prices twice and on average diamond prices are now nearly back to pre September 11, 2001 levels. Specifically, the January 2003 valuations of the 1999 and 2001 bulk sample diamonds were on average 5-6% less than the August 2001 valuations for the same diamonds.

The average modeled value per carat of US $62.70 for the 5034 pipe compares to the average value of US $65.50 based on the August 2001 price book, reported in December 2001. The drop is slightly less than the average drop in diamond values since then. The weighted average modeled grade for the 5034 pipe increased to 1.67 carats per tonne from 1.64 carats per tonne as reported in December 1999. The upper and lower limits for the value per carat modeling are± 18% - 20%.

The average modeled value per carat of US $50.00 for the Hearne pipe compares to a value of US $63.30 based on the August 2001 values. The weighted average modeled grade for the Hearne pipe decreased to 1.67 carats per tonne from 1.71 carats per tonne as reported in December 1999. The upper and lower limits for the value per carat modeling are 18% and 16% respectively.

It has now definitely been confirmed by both De Beers and the Company’s consultant, Overseas Diamonds N.V., that a sub-population of high quality, top color diamonds exists in both the 5034 and Hearne pipes. The 3.4 carat diamond recovered from the Hearne pipe is such a diamond and has been valued at US $7,140. These diamonds represent a significant part of the total value of the diamonds even though they only represent a small fraction of the total number of diamonds.

De Beers this year used a De Beers group composite of a year’s production from kimberlite mines with wide ranges of production but similar dollar per carat values, in the value per carat modeling in the over two carat size range. The reason for this is that relatively speaking only a small number of over two carat diamonds were recovered from the Hearne and 5034 pipes and these diamonds have a wide range of values. This modeling technique models the shape of the revenue curves for the Hearne and 5034 pipes to be similar to the shape of the curves for a composite of producers above the two carat size range. This technique is slightly more conservative than the technique used previously but is more representative of an actual production scenario.

The revenue per tonne values will now be used in updating the desk-top study, which was originally reported in August 2000. The desk-top study is an estimate of the project’s internal rate of return (IRR) using estimated capital and mining costs and the modeled revenue per tonne values. De Beers is expected to present the results of the updated study to the Company later in April.

Mountain Province Diamonds Inc. is a diamond exploration and development company. The AK claims, located in the Northwest Territories of Canada are now held 44.1% by Mountain Province Diamonds Inc., 4.9% by Camphor Ventures (TSX-V:CFV), and 51% by De Beers Canada Exploration Inc. As reported in its news release on March 7th, 1997, Mountain Province Diamonds Inc. and its partner entered into a joint agreement with De Beers Canada Exploration Inc. formerly known as Monopros Ltd. (a wholly owned subsidiary of De Beers Consolidated Mines Limited) under which De Beers Canada Exploration Inc. has the right to earn up to a 60% interest in the AK property by taking the project to commercial production.

“ Jan W. Vandersande”

Jan W. Vandersande, Ph.D.
President
This release may contain forward-looking statements, within the meaning of the “safe-harbor” provision of the Private Securities Litigation Reform Act of 1995, regarding the Company’s business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Company.

USA Office: 3633 E. Inland Empire Blvd., Suite 465, Ontario, CA 91764 (909) 466-1411
CANADA Office: 525 Seymour Street, Suite 212, Vancouver, B.C. V6B 3H7 (604) 687-0122
Web Site: www.mountainprovince.com E-mail:MtnProvInvRel@worldnet.att.net

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mountain Province Diamonds Inc.
(Registrant)

Date April 4, 2003	By:	/S/ “Pradeep Varshney”
(Print) Name: Pradeep Varshney
Title: Chief Financial Officer